United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Ford Motor Company

Name of persons relying on exemption: National Center for Public Policy Research

Address of persons relying on exemption: 2005 Massachusetts Ave. N.W., Washington, D.C 20036

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of Ford Motor Company

RE: The case for voting FOR Shareholder Proposal 6 - Child Labor Audit

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card.

The following information should not be construed as investment advice.

Introduction

The National Center for Public Policy Research (“NCPPR”) urges shareholders to vote FOR Shareholder Proposal 6 - Child Labor Audit on the Ford Motor Company (the “Company”) 2024 Proxy Ballot. The proposal requests an audit of the extent to which the company’s electric vehicle (EV) plans rely on child labor. This proposal is necessary for the following reasons:

•Ford plans to increase its EV production.2

•EV batteries require large quantities of minerals such as cobalt.3

•Over 70% of the world’s cobalt is sourced in the Democratic Republic of Congo (DRC),4 and it is estimated that at least 20% of the cobalt mines in the DRC rely on child labor, and that at least 15% of all cobalt workers in the DRC are children.5

•Ford hasn’t taken necessary steps to ensure that it’s not sourcing cobalt from the DRC, and that if it is, then not from suppliers that rely on child labor.

•Ford hasn’t taken into consideration how much more difficult it will be to cleanly obtain minerals for EV batteries if all other automobile manufactures were also to ramp up their EV production on the same schedules as Ford. The company hasn’t set forth a plan for how it’s going to obtain more EV minerals than it currently does in such an eventuality, while also avoiding reliance on suppliers that exploit children. That’s already a difficult task when securing cobalt, and will only get more difficult should demand increase. Meanwhile, Ford has yet to provide honest, verifiable evidence that its suppliers don’t rely on child labor today. The fact that it refuses to admit where its supply of cobalt comes from suggests that it likely may come from the DRC. Leading cobalt mining researcher Siddhartha Kara determined in his expose Cobalt Red: How the Blood of the Congo Powers Our Lives, that “[t]here is no such thing as a clean supply chain of cobalt from the Congo. All cobalt sourced from the DRC is tainted by various degrees of abuse.”6

•As this same proposal was submitted by us last year, we have had the opportunity to privately discuss this matter with the Company’s corporate governance team though two cycles, but they have still not provided us with any independent evidence that the Company’s supply chains are child labor-free.

•As a result of our engagement with the Company, and in reviewing the Company’s human rights reports, we have determined that Ford is effectively auditing itself – Ford’s own employees sit on the board of RBA, the ‘third-party’ that vets and selects the auditors that Ford relies on to audit its supply

2 https://media.ford.com/content/fordmedia/fna/us/en/media-kits/2021/electric-vehicles.html.html

3 https://crsreports.congress.gov/product/pdf/R/R47227

4 https://www.wilsoncenter.org/blog-post/drc-mining-industry-child-labor-and-formalization-small-scale-mining

5 https://www.wilsoncenter.org/blog-post/drc-mining-industry-child-labor-and-formalization-small-scale-mining

6 https://us.macmillan.com/books/9781250284297/cobaltred

chain. In fact, Ford’s own Sue Slaughter was the chair7 of RBA’s board before being replaced on the board by another Ford employee, Mary Wroten.8

•All this is doubly concerning when taking into consideration that Ford’s EV efforts are neither organic nor profitable, but rather artificially adopted in pursuit of partisan ESG goals that have resulted in significant losses to shareholders, job losses and additional harms to stakeholders.

•Put simply, Ford’s efforts to ramp up EV production – in spite of child labor concerns – demonstrates that the Company has prioritized value-shredding partisan goals over the wellbeing of real children today. And the Company was in effect picking its own auditors and then relying on the claimed independence of ‘third party’ RBA and its hand-picked auditors as the basis for its unsubstantiated claims to have eliminated child labor from its cobalt supply chain. This raises concerns about both the veracity of Ford’s communications generally and whether it was applying lower ethical standards in order to facilitate its costly, failed leap into a market the attractions of which derived from partisan rather than fiduciary considerations.

Human Rights Crisis

A Jung man carries whet Cobalt on his back in the Shinkolobwe Cobalt mine on Saturday, the mine is situated, 35km from the town of Likasi, in South Eastern, Democratic Republic of Congo, April 10, 2004. (AP Photo/Schalk van Zuydam)

7 https://web.archive.org/web/20220621165843/https://www.responsiblebusiness.org/about/board/

8 https://www.responsiblebusiness.org/about/board/

A child and a woman break rocks extracted from a cobalt and copper mine in Lubumbashi, Democratic Republic of Congo. JUNIOR KANNAH/AFP VIA GETTY IMAGES

Thousands of Congolese workers cram into a cobalt mining pit
(Siddharth Kara)

Over 70% of the world’s cobalt comes from the Democratic Republic of the Congo (DRC), where mining is often done by children — as many as 40,000 out of 255,000 Congolese — working in brutal and unsafe conditions for under $2 a day.9

Cobalt is highly toxic when inhaled or touched, and much of the mining by Congolese workers is done with their bare hands.10 Dangerous working conditions in mines often result in death and injury,11 and children in mining communities suffer birth defects and experience symptoms including seizures and vomiting.12

Outside of the DRC, the next biggest cobalt producer is Indonesia.13 Though there is no evidence yet of widespread child labor in Indonesia, working conditions in Indonesian mines are harsh as well and injuries and death are common.14 And in addition to cobalt, EV batteries require lithium, copper, nickel, manganese and graphite.15 These minerals, like cobalt, are regularly mined in harsh conditions. The DRC is also a leader in copper mining16 and Indonesia is the leader of nickel mining.17

9 https://www.wilsoncenter.org/blog-post/drc-mining-industry-child-labor-and-formalization-small-scale-mining

10 https://thehill.com/opinion/energy-environment/3921840-americas-ev-aspirations-are-enabling-chinas-rise-and-modern-day-slavery/

11 https://www.ft.com/content/c6909812-9ce4-11e9-9c06-a4640c9feebb

12 https://www.independent.co.uk/climate-change/news/phone-electric-vehicle-congo-cobalt-mine-b2277665.html

13 https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/indonesia-emerging-as-major-cobalt-supplier-amid-lingering-esg-concerns-76472560

14 https://www.wired.com/story/workers-are-dying-in-the-ev-industrys-tainted-city/

15 https://crsreports.congress.gov/product/pdf/R/R47227; https://copper.org/environment/sustainable-energy/electric-vehicles/#:~:text=Copper%20is%20an%20essential%20material,reliability%20and%20superior%20electrical%20conductivity

16 https://www.statista.com/statistics/264626/copper-production-by-country/

17 https://www.statista.com/statistics/603621/global-distribution-of-nickel-mine-production-by-select-country/

China

80% of the DRC’s cobalt production is done by Chinese companies and refined in China,18 a country which notably has little to no oil. China’s subversive efforts to supplant oil with minerals is a major factor to consider in the global efforts to ramp up EV production. Not only are EVs not profitable and their production reliant on child- and forced-labor, they also enrich our chief and existential world adversary, weaken the American economy and its defense posture, and impact geopolitics in an almost infinite variety of ways (given the centrality of energy to human life, let alone the pursuit of human happiness).

EV Plans Are Unnecessarily Exacerbating the Problem of Child Labor

A typical phone battery contains 5-10 grams of cobalt.19 By contrast, an EV battery can contain up to 15,000 grams of cobalt. As a result, the plurality of all mined cobalt – 40% – is used in EVs.20

Viable technological alternatives to rechargeable batteries for phones and laptops do not yet exist, but for cars they certainly do. The claimed environmental benefits of increasing EV production are largely chimerical for a number of reasons: charging EV batteries requires burning fossil fuels anyway; because they are heavier than gas powered cars, EVs have more tire wear emissions (which one study determined was “1000 times worse than gas emissions”);21 and EVs require the production of non-recyclable, toxic batteries, which don’t have anywhere near the longevity of internal combustion engines and often need to be replaced entirely from light damage because of safety concerns. And all this is predicated on unproven claims about the supposed existential crisis that’s always hovering just a few years in the future (just as it was 40 years ago) as a result of carbon-emission levels.

18 https://www.cecc.gov/events/hearings/from-cobalt-to-cars-how-china-exploits-child-and-forced-labor-in-the-congo

19 https://www.washingtonpost.com/graphics/business/batteries/congo-cobalt-mining-for-lithium-ion-battery/

20 https://www.mining.com/indonesia-emerges-as-a-cobalt-powerhouse-amid-surge-in-demand/

21 https://www.emissionsanalytics.com/news/gaining-traction-losing-tread

In adopting a partisan and repeatedly empirically disproven conception of the imminent threat of carbon-driven climate catastrophe, and equally false assumptions about the relative “cleanness” of “green” energy, Ford has ended up allying with the CCP’s strategic efforts and likely contributing to the mass exploitation of children and abuse of Congolese workers.

Ford’s Current Child Labor Policy

The Company seems to think that making flowery statements and public pledges22 is sufficient to avoid child labor in its supply chain, but the real world exists outside of a pdf. Though Ford has publicly made clear its opposition to child labor broadly as a global phenomenon, it has not yet put forward any competent evidence anywhere that its suppliers specifically do not use child labor. An on-paper commitment to respecting human rights is not the same thing as verifiable proof that Ford’s supply chain doesn’t rely on child labor.

When we repeatedly pressed the Company about this in discussions with Company officials, they simply pointed us back to their human rights reports while aggressively refusing to provide any independent evidence that the Company’s supply chain is child labor-free. When we pressed further and asked which specific cobalt suppliers Ford uses or, even more broadly, from which countries Ford sources its Cobalt, the Company claimed that they couldn’t tell us because that information is confidential. When we then asked how we could verify that there are no human rights abuses in the Company’s supply chain given the Company’s unwillingness to provide any evidence or relevant information, the Company responded that we could trust the claims in its human rights reports because its supply chains have been “audited by a third-party,” on whose assertions we could – and must – rely. When we then asked “which third-party?,” the Company assured us that it was “a third party of the highest institutional reputation and standing” and that it had all been detailed in the Company’s human rights report. The Company then sent us a letter linking to those human rights reports, and to the third-party in question: the Responsible Business Alliance (RBA).

22 https://corporate.ford.com/content/dam/corporate/us/en-us/documents/legal/global-modern-slavery-and-human-trafficking-transparency-statement.pdf

RBA: How Ford Audits Its Own Supply Chain

Page 17 of Ford’s 2022 Human Rights Report23 states: “We use RBA’s Validated Audit Protocol (VAP), a third party audit, to assess our supply chain,” as well as the following paragraph:

The rest of Ford’s human rights reports made the same or similar claims. But at the time that Ford sent us this human rights report, and specifically that section of the report, as supposed “proof” that the Company’s supply chain is child labor-free, Ford’s own Sue Slaughter was on RBA’s board of directors.24

23 https://corporate.ford.com/content/dam/corporate/us/en-us/documents/reports/2022-human-rights-report.pdf

24 https://web.archive.org/web/20240117101636/https://www.responsiblebusiness.org/about/board/

And Ms. Slaughter is not just any Ford employee, but is in charge of Ford’s supply chain sustainability, and she was not just any RBA board member, but the board chair. In other words, via her role at Ford, Ms. Slaughter was perhaps the person most responsible for child labor in Ford’s supply chain; and via her role at RBA – the organization that Ford called the ‘third-party’ auditor of its supply chain – she was perhaps the person most responsible for auditing how well she was doing her job at Ford, and most capable of ensuring that she and Ford got the endorsement it needed to allow it to assert that it had guaranteed the absence of child-labor in its cobalt supply chain without, as we have seen, providing any actual evidence of the fact at all and actively refusing to provide basic information that would have shed significant veracity on the truth value of the claim.

In light of these discoveries, we wrote a letter to these Ford employees to explain to them why this ‘third-party audit’ process isn’t ‘third-party,’ and why the human rights report therefore isn’t sufficient to prove that Ford’s supply chain is child labor-free. As we were preparing the letter, we noticed that Ms. Slaughter had been removed from RBA’s board after years in the role. But she wasn’t just removed – she was replaced on the board25 by a different Ford employee, Mary Wroten. And Ms. Wroten also isn’t just any Ford employee, but was one of the few Ford employees present in our meeting with Ford to discuss this proposal – the same meeting at which they assured us that a “third-party of the highest institutional reputation” conducts audits of the Company’s supply chain – and she was copied on the very letter that the Company had sent us, just a few days before she was named to RBA’s board, in which the Company included a link to RBA as supposed evidence that the Company’s supply chain was audited fairly by a ‘third-party.’ Here is a screen shot from Ford’s letter to us:

25 https://www.responsiblebusiness.org/about/board/

You can read our reply letter to Ford further detailing all this at the link below:

https://nationalcenter.org/wp-content/uploads/2024/03/NCPPR-response-to-Ford-1_26_24.pdf

Ford’s Opposition Statement

Having been caught out in what can only be labeled, at kindest, a concerted effort to create a false impression about the reliability of its claims to abstain from child labor, the Company has changed its messaging somewhat. In its opposition statement to our proposal in the 2024 proxy statement, the Company is now transparent about having a Ford employee on RBA’s board: “Ford also serves on the Board of Directors of the Responsible Business Alliance, a cross-industry organization committed to supporting the rights and well-being of workers and communities affected by the global supply chain.” Notice that nowhere in that statement, while admitting that a Ford employee is on RBA’s board, did the Company also claim that RBA is a ‘third-party auditor,’ as it does repeatedly in its human rights reports. However, earlier in that same opposition statement, the Company did still claim that “Ford conducts… third-party validation of policies,” though failed to mention which ‘third party’ it’s referring to.

This assertion, again, seems at very least disingenuous. If Ford has had genuinely independent third parties ensure that there is no child labor in its cobalt supply chain, why was the sole reliance prior to its opposition statement to our proposal placed on the inaccurately described, non-third-party RBA? Here it is well to notice the exact phraseology the company used: “Ford conducts … third-party validation of policies.” Placed where it is, as a defense against our shareholder proposal – that in hindsight was even more necessary than we thought when we submitted it – it is certainly meant to create the impression that despite everything, Ford has received genuinely independent third-party certification of its cobalt supply chain as child-labor free. That is not, however, what the sentence actually says. Given the course of Ford’s and its officials’ conduct with regard to the cobalt supply chain generally and our Proposal in particular, we think it fairly reasonable to conclude that this is, once again, an attempt to create an impression that is not so – with the result that it ends up serving as a sub rosa confirmation that there have been no genuinely independent third-party reviews of Ford’s claims that it has made sure that there is no child labor in its supply chain. And given the absolute refusal to provide any information that could lead to independent evaluation of the claims, one must conclude that Ford very much needs to be instructed by shareholders, the owners of the company, to do openly and publicly what it has until now only pretended to do.

Unanswered Questions

In recap, these are some of the facts that could lead to independent analysis of Ford’s now deeply undermined claims about its cobalt supply chain:

•Who are the Company’s suppliers?

•Where are their mines?

•In the DRC?

•Do these suppliers have ties to the CCP?

•Why is there a Ford employee on the board of the ‘third-party’ that hand-picks Ford’s supply chain auditors?

•Are there pictures available of the working conditions in the mines where Ford sources cobalt? If not, why not?

•Has Ford calculated how much cobalt it’s going to need if it meets its EV goals (or, at least, the EV goals it set when it was making these assertions about its supply chain)?

•Where is that quantity written down and reported, and its implications fleshed out?

•Has Ford calculated how much cobalt will be needed by all other EV manufacturers as well if they also meet their goals?

•Has Ford attempted to quantify how much more labor will be needed to mine such quantities?

•Has Ford then set forward plans for how it intends to avoid child labor as it becomes increasingly difficult to do so?

These are the questions that need answering. And – given the history of this matter and the wariness and skepticism it necessarily generates about pretty much anything the Company might say in this matter – we believe that the Company must provide complete, genuine and verifiable proof to shareholders of what the current facts are, what in the world has been going on heretofore and how Ford intends to make the facts match its long-standing but now distinctly disreputable assertions about the verifiable absence of child labor in its cobalt supply chain or anywhere in its operations (but with particular attention to its unnecessary, unprofitable and cobalt-demanding EV operations).

Though it’s true that requiring such concrete proof of adherence to Company policy is generally not an ordinary request, in this particular matter – because child labor is the norm in cobalt mining, and because of Ford’s record of dissembling in this matter – the burden lies on Ford to prove that that it does not rely on child labor. It has thus far utterly failed that test.

Conclusion

Ford’s true child-labor policy appears to be willful blindness and deflection laundered by virtue signaling concern about the issue. And its ‘third-party audit’ is not administered by a ‘third-party’ in any meaningful sense of the word. The Company’s deceptions and bad-faith engagement with us alone raise suspicions that the Company is covering up known or suspected use of child labor. Shareholders gain no reassurance and no value from the Company’s signing yet another UN pledge to end child labor. Shareholders need honest, verifiable proof that the Company isn’t reliant on child labor in its EV production. That’s what our shareholder proposal seeks to achieve, and why we urge shareholders to vote FOR Proposal 6 - Child Labor Audit.

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding our Shareholder Proposal for a Child Labor Audit on the Ford 2024 proxy ballot, please contact NCPPR associate Ethan Peck at epeck@nationalcenter.org.